

10031216

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow, Reisin Berk & Abrams Ltd

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2009 AND 2008

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

Oath or Affirmation

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Subscribed and sworn
to me before this
4 day of June 2010


OFFICIAL SEAL
SANDRA ROMERO
Notary Public - State of Illinois
My Commission Expires Jul 09, 2011

Notary Public ____________________

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☐ (e) Statement of changes in shareholder's equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Dresner Investment Services, Inc. (the Company) as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2010

*Also licensed to practice by the State of Florida

DRESNER INVESTMENT SERVICES, INC.

BALANCE SHEET

December 31,	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 917,278	$ 1,837,410
Trade receivables, less allowance for doubtful accounts of $214,045 in 2009 and $856,509 in 2008	822,281	202,682
Prepaid expenses	28,485	
Total current assets	1,768,044	2,040,092
Investments, at cost	28,464	28,464
Investments, at fair value	21,802	27,181
Computer equipment, net of accumulated depreciation	2,402	1,257
Total assets	$ 1,820,712	$ 2,096,994

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

BALANCE SHEET (CONTINUED)

December 31,	2009	2008
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 10,040	$ 5,333
Accrued expenses	38,896	41,419
Due to affiliates (Note 8)	248,512	997,684
Due to shareholder	31,111	19,989
State income taxes payable	7,000	23,642
Distribution payable	230,925	
Total current liabilities	566,484	1,088,067
Shareholder's equity:		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615	7,615
Paid-in capital	25,000	25,000
Retained earnings	1,217,261	966,581
Accumulated other comprehensive income:		
Net unrealized gain on available-for-sale securities	4,352	9,731
Total shareholder's equity	1,254,228	1,008,927
Total liabilities and shareholder's equity	$ 1,820,712	$ 2,096,994

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Years ended December 31,	2009	2008
Revenue, fee income	$ 4,448,961	$ 6,007,088
Operating expenses:		
Support services	1,179,857	1,400,572
Bad debts, net of recoveries	(464,327)	213,766
Management fees (Note 8)		738,881
Wages and benefits	2,746,615	3,023,757
Total operating expenses	3,462,145	5,376,976
Operating income	986,816	630,112
Financial income (expense):		
Interest income	25,221	28,027
Interest expense	(12,122)	(16,944)
Other income		1,000
Total financial income, net	13,099	12,083
Income before income tax expense (credit)	999,915	642,195
State income tax expense (credit)	(1,690)	23,538
Net income	$ 1,001,605	$ 618,657

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Accumulated unrealized gain on available-for-sale securities	Total shareholder's equity
Balance, December 31, 2007	$ 7,615	$ 25,000	$ 347,924	$ 36,989	$ 417,528
Comprehensive income (loss):					
Net income			618,657		618,657
Net decrease in unrealized gain on available-for-sale securities				(27,258)	(27,258)
Comprehensive income					591,399
Balance, December 31, 2008	**7,615**	**25,000**	**966,581**	**9,731**	**1,008,927**
Comprehensive income (loss):					
Net income			**1,001,605**		**1,001,605**
Net decrease in unrealized gain on available-for-sale securities				**(5,379)**	**(5,379)**
Comprehensive income					**996,226**
Distributions			**(750,925)**		**(750,925)**
Balance, December 31, 2009	**$ 7,615**	**$ 25,000**	**$ 1,217,261**	**$ 4,352**	**$ 1,254,228**

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Years ended December 31,	2009	2008
Operating activities:		
Net income	$ **1,001,605**	$ 618,657
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Depreciation	**1,071**	628
(Increase) decrease in operating assets:		
Trade receivables	**(619,599)**	117,455
Due from affiliates		18,541
Prepaid expenses	**(28,485)**	10,210
Increase (decrease) in operating liabilities:		
Accounts payable	**4,707**	5,333
Accrued expenses	**(2,523)**	(3,379)
Due to affiliates	**(749,172)**	979,143
Due to shareholder	**11,122**	19,989
State income taxes payable	**(16,642)**	23,642
Cash provided by (used in) operating activities	**(397,916)**	1,790,219
Investing activity:		
Purchase of computer equipment	**(2,216)**	
Cash used in investing activity	**(2,216)**	
Financing activity:		
Distributions paid	**(520,000)**	
Cash used in financing activity	**(520,000)**	
Increase (decrease) in cash and cash equivalents	**(920,132)**	1,790,219
Cash and cash equivalents, beginning of year	**1,837,410**	47,191
Cash and cash equivalents, end of year	$ **917,278**	$ 1,837,410
Non-cash financing activity:		
Distributions declared but not paid	$ **(230,925)**	

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of four other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 8)

2. Summary of significant accounting policies

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair value measurements:

The Company follows the Financial Accounting Standards Board (FASB) Accounting Standards Codification for fair value measurements. The standards defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are exchange-traded and are, therefore, principally considered Level 1 assets and liabilities.

2. Summary of significant accounting policies (continued)

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance for trade receivables were as follows:

Years ended December 31,	**2009**	2008
Balance, beginning of year	$ **856,509**	$ 642,743
Provision for losses	**122,876**	213,766
Recoveries	**(587,203)**	
Write off of accounts receivable balance	**(178,137)**	
Balance, end of year	$ **214,045**	$ 856,509

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments:

Investments are reported at market value and include an equity security with readily determinable market values. Investments also include a non-controlling investment in a closely-held corporation, which does not have a readily determinable fair value and is reported at cost. Investment gains (losses) and income are reported in the statement of operations.

2. Summary of significant accounting policies (continued)

Property and equipment and related depreciation and amortization:

Property and equipment are stated at cost. Provisions for depreciation and amortization of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on their income, if any. Instead, the shareholders of the Company are liable for the federal income taxes on their respective shares of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

4. Credit risk

The Company maintains its cash in bank accounts at a Chicagoland area bank. Such accounts, at times, may exceed federally-insured limits. The Company has an uninsured balance approximating $58,000 at December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

5. Major clients

Four clients accounted for approximately 69% of the Company's revenue for the year ended December 31, 2009 and five clients accounted for approximately 68% of the Company's revenue for the year ended December 31, 2008.

6. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $93,682 and $281,201 for the years ended December 31, 2009 and 2008, respectively.

7. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with three of the entities described in Note 8. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires August 2011. For the years ended December 31, 2009 and 2008, rent expense for its operating lease was $159,336 and $141,891, respectively.

The total remaining annual minimum rental payments, not including sublease revenue, tenant's proportional share of operating costs and real estate taxes and reimbursement from other entities sharing occupancy, are as follows:

Year ending December 31:	Amount
2010	$ 131,042
2011	77,683
Total	$ 208,725

8. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company will reimburse DCR for the expenses charged.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

8. Related party transactions (continued)

The Company also shares employee resources with Dresner Corporate Services, Inc. (DCS) and Dresner Securities, Inc. (DSI) and bills the related party for each company's share of corresponding employee costs.

Management fees are charged for shared services among the related corporations at management's discretion. During 2008, a management fee was charged by the related corporations for shared services totaling $738,881; none was charged in 2009.

The following amounts were due to the above related companies.

December 31,	**2009**	2008
Dresner Capital Resources, Inc.	**$ (166,696)**	$ (916,345)
Dresner Corporate Services, Inc.	**(53,104)**	(52,627)
Dresner Securities, Inc.	**(28,712)**	(28,712)
Total	**$ (248,512)**	$ (997,684)

9. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2009, the financial statement date, through February 24, 2010, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2009		
Total shareholder's equity	$	1,254,228
Deductions and/or charges:		
Nonallowable assets:		
Investments		(28,464)
Other assets		(853,168)
Adjusted net capital		372,596
Minimum net capital requirement		37,766
Excess net capital	$	334,830
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5	$	685,784
Nonallowable assets not reported on original focus report:		
Trade receivables		(10,000)
Due to affiliates		(61,140)
Due to shareholder		(11,122)
Distribution payable		(230,925)
Rounding		(1)
Adjusted net capital per above	$	372,596



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dresner Investment Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2010



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Dresner Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no material differences;

*Also licensed to practice by the State of Florida

3. We did not note any adjustments reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. We did not note any overpayment applied with the Form SIPC-7T on which it was originally computed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk + Abrams, Ltd.

Chicago, Illinois
April 26, 2010



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Dresner Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no material differences;

3. We did not note any adjustments reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. We did not note any overpayment applied with the Form SIPC-7T on which it was originally computed.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk + Abrams, Ltd.

Chicago, Illinois
April 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9465.83

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

12/30/2008
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9315.83

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9315.83

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26 day of Feby, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,786,330.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 3,786,330.
2e. General Assessment @ .0025	$ 9465.83

(to page 1 but not less than $150 minimum)